Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester , CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

March 16, 2009

Rolaine S. Bancroft
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re:             Lux Digital Pictures, Inc.
Registration Statement on Form S-1
Filed September 16, 2008
File No. 333-153502

Dear Mr. Bancroft,

Prospectus Cover Page, page 3

1.
We note your first paragraph on this page. Please move the paragraph that begins with "The registrant hereby amends this registration statement..." and move it to the cover page of the registration statement. Refer to Rule 473 under the Securities Act.

We have moved paragraph to cover page of registration statement.

2.
We did not locate the revision in response to prior comment 2 and we reissue our prior comment 2. Item 501(b)(10) requires the subject to completion legend to be included on the front cover of the prospectus instead of the back cover. Please move the last paragraph of the back cover of the prospectus to the front cover of the prospectus in prominent type.

        We have removed subject to completion legend from back cover to front cover.

Company Cash Flow, page 6

3.
We note your revisions made in response to our prior comment 4. Please correct your disclosure of "Total Current Assets" at November 30, 2008 to be $394,111 rather than $440,714. Reference is made to the interim balance sheet at page F-2

       Changed total current assets to 394,111

Ms. Rolaine Bancroft, SEC RE:
Lux Digital Pictures, Inc.

March 16, 2009

4.	Please define the term "Video" in the last sentence of this section.

We have defined Video as follows: "Video" throughout the document is defined as "Area 51: The Alien Interview," a feature length documentary motion picture in which the Company has acquired a 50% interest from Vega 7 Entertainment.

Summary Financial Data, page 8

5.
Please revise the first column of the Statement of Operations data to reflect the "Three months ended November 30, 2008." In this regard, the first column should be revised to reflect only the most recent quarterly financial data as shown in the first column on page F-3. Also, please re-label both the first and second column in the Summary Financial Data as "unaudited." We will not object if you also wish to state that the balances for the period ended August 31, 2008 have been "derived from" audited financial statements. This statement may be provided in a footnote to these tables.

      We have revised first column of Statement of Operations. We relabeled 1st and 2nd columns as unaudited and added a footnote.

Dilution, page 13

6.
We note your revisions made in response to our prior comment 9. Please delete the second paragraph in its entirety from the filing, as there will be no dilution impact to your existing stockholders as no new common shares are being registered in this Registration Statement. To the extent you continue to include this disclosure, please update for the most the recent balance sheet date included in the filing (i.e., November 30, 2008) and, in addition, in arriving at the net tangible book value to the common shareholders, please exclude the value of your preferred shares.

       We have the deleted the second paragraph.

Ms. Rolaine Bancroft, SEC
RE: Lux Digital Pictures, Inc.

March 16, 2009

Description of Business, page 18

7.
Refer to the last paragraph under the subheading of "Overview" pertaining to your agreement with Vega 7 Entertainment. As you disclose that you have "accrued revenues" in the Video in the first quarter of2009, please disclose if true, that such revenues were generated from actual sales of the Video solely in the international markets during the quarter ended November 30, 2008, and that no revenue accruals have been made for future anticipated U.S. domestic sales. This disclosure should also be reflected under the discussion of 'revenues' in MD&A, at page 28, for the three months ended November 30,2008.

        The last sentence of the abovementioned paragraph has been updated to state, "The Company has accrued revenues from its interest in the Video in its first fiscal quarter of2009, which ended November 30, 2008. All accrued revenues are from international sales and not from any future anticipated US domestic sales."

Related Party Transactions, page 24

8.
We have reviewed your response to our prior comment 15. Based on your response and the revised disclosure which appears to indicate that the fair value of the assets conveyed from the founding shareholder, Lux Digital Pictures GmbH, was $192,402 (or $197,402 with the inclusion of the fair value of the shares issued to T. Joseph Coleman). Please expand the disclosure to clarify if true, that you issued common and preferred stock with a fair value of $192,402 to Lux Digital Pictures GmbH which was equal to the historical value of the assets conveyed. We will not object if you also wish to state that the "par value" of the stock conveyed was $40,500.

We have added this language: "The Company valued the assets conveyed and the past and present management contributions of one of its founding shareholders and principal manager at $197,402. The Company conveyed stock to Lux Digital Pictures GmbH valued at $40,500 in exchange for such assets or $.001 per common and preferred share."

9.
We note your response to our prior comment 14. Please revise to provide the disclosure required by Item 404(a)(3) and (4) of Regulation S-K for the office space provided to you by Lux Digital Pictures GmbH. Alternatively, please advise as to why this transaction does not fall within the scope of Item 404(d)(1) of Regulation S-K and the disclosure required by Item 404(a)(3) and (4) of Regulation
S-K are unnecessary.

The transaction does not fall within the scope of Item 404(d)(1) of Regulation S-K as the amount does not exceed the lesser of $120,000 or one percent of the Company's total assets at year end.

Ms. Rolaine Bancroft, SEC
RE: Lux Digital Pictures, Inc.

March 16, 2009

Financial Statements Table of Contents

10.
The audit report should be followed by the audited financial statements. In addition, please be sure that the unaudited interim financial statements have page numbers that are consistent with the page numbers cited in the table of contents.

The audit report is now followed by the audited financial statements, and the unaudited interim financial statements now have page numbers that are consistent with the page numbers cited in the table of contents.

Unaudited Interim Financial Statements (Three Months Ended November 30. 2008) General

11.	Comments issued below on the fiscal year ended August 31,2008 audited financial statements and notes should be reflected in the interim financial statements, asappropriate.

       The comments you issued below on the fiscal year ended August 31, 2008 audited financial statements and notes are reflected in the interim financial statements, as appropriate.

Statements of Operations, page F-3 and Statements of Cash Flows, page F-5

12.
As you have not presented your financial statements as a development stage entity, please delete the second column on these financial statements that is labeled "Period from May 6,2008 (inception) to November 30,2008 (unaudited)" which represent a cumulative seven-month period of operations comprising both an audited period and subsequent unaudited period.

The second column on these financial statements has been deleted.

Note 1. Nature of Business and Significant Accounting Policies, page F-6

13.
Please include in Note 1 to the interim financial statements an affirmative statement as to whether "all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading" have been made. See Instruction 2 to Rule 8.03 of Regulation S-X.

Note 1 has been revised to include the affirmative statement that all adjustments necessary for a fair statement of the results of operations for the interim period have been included.

Ms. Rolaine Bancroft, SEC
RE: Lux Digital Pictures, Inc.

March 16, 2009

Note 2. Unamortized Film Costs, page F-8

14.
Refer to the last two sentences that begin with "We expect to begin amortizing the costs of the two partially completed films upon their initial release dates or August 31, 2009, whichever is earlier..." Please revise the disclosure solely in this interim financial statement note to clarify that as of November 30,2008 you have 1 partially completed film, American Grindhouse, as the film, Nightmares in Red, White and Blue was completed in October 2008, and that you expect to begin amortizing both films upon their initial release dates or August 31,2009, whichever is earlier. Please clarify in the filing whether the "release date" is subsequent to the"completion date" or if the dates are the same. The last sentence of the paragraph disclosure should be revised to reflect that you have 1 partially completed film and 1 recently completed film in October 2008.

The disclosure has been revised.

Audited Financial Statements (Period Ended August 31. 2008) Note 2. Unamortized Film Costs, page F-17

15.
Refer to your response to our prior comment 18. We understand, from disclosures in prior filings, that you acquired an interest in a documentary video from Vega 7 Entertainment on June 1, 2008 for the issuance of 2 million shares of common stock. You also disclosed that these shares were valued at a per share price of ten cents each, resulting in a participation valued at $200,000. If our understanding is correct, please disclose this information in the footnotes to the annual and the interim financial statements. If the resulting asset is included in unamortized film costs, please include this disclosure in a separate paragraph under Footnote 2. Alternatively, please provide this disclosure in a separately labeled Footnote to the financial statements and state where the asset is presented on your balance sheet.

We confirm that your understanding is correct. We have revised the disclosures in Footnote 2 in both the annual and the interim financial statements.

Note 5. Stockholders' Equity, page F-18

16.
Refer to the second paragraph of your disclosure of the convertibility of the preferred stock. Please revise the disclosure to clarify that the preferred stock is convertible at the rate of 10 preferred shares for 1 common share. Your current disclosure indicates "at a rate of 10 to 1 (common to preferred)..." In this regard, the revision should reflect "at a rate of 10 to 1 (preferred to common)...." Reference is made to the disclosure for "Preferred Stock" under "Description of Securities to be Registered" on page 17.

The disclosure has been revised to clarify that the preferred shares convert at the rate of 10 common shares for every 1 preferred share.

Ms. Rolaine Bancroft, SEC
RE:Lux Digital Pictures, Inc.

 March 16, 2009

Note 8. Financial Statement Restatement page F-19

17.
We note the inclusion of this footnote made in response to our prior comment 17, along with the "restated" labeling on the face of the audited financial statements. However, we are unable to locate additional disclosure to the independent public accountants' report at page F-l that refers to the restatement footnote in the audited financial statements. We refer you to AU Section 561.06. Please revise or advise.

The independent public accountants' report at F-1 has been revised and it now contains the disclosure that refers to the restatement footnote in the audited financial statements.

Age of Financial Statements

18.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

19.
We note your disclosure in the fourth paragraph of this section that you were unable to collect an international receivable prior to November 30, 2008. Please advise as to whether you have since been able to collect this receivable and, if the receivable relates to a distribution agreement, what impact, if any, there has been to such agreement.

We have not collected this receivable to date as an international sub licensee (Italy) has delayed delivery and release of the film until June 2009. The Company expects to receive payment at that time. The contract remains intact and in place and the only impact to the Company is that the collection is deferred.

Significant Accounting Policies and Estimates, page 27

20.
We note that in response to our prior comment 22 you have deleted all of your significant accounting policies previously included in MD&A. However, as your revenue recognition and unamortized film costs policies appear to be critical whereby estimates, judgments and assumptions are used that could materially affect results, we believe these policies, at a minimum, should be disclosed in MD&A under this heading. Please revise or disclose the reasons why management concludes that it has no critical accounting policies that would be subject to this disclosure. In addition, please relocate the last paragraph in MD&A regarding "Use of Estimates" to be a subheading under the heading of "Significant Accounting Policies and Estimates" on page 27.

We have moved the last paragraph to be a subheading under "Significant Accounting Policies and Estimates." We have also added back in the significant accounting policies notes above.

Ms. Rolaine Bancroft, SEC
RE:Lux Digital Pictures, Inc.

March 16, 2009

Exhibits General

21.
We note your response to prior comment 26. We also note that you have filed your Certificate of Incorporation as Exhibit 3.1, and your By-Laws as Exhibit 3.2; however, your articles of incorporation should be separately filed as an exhibit. Refer to 601(b)(3)(i) of Regulation S-K.

   We have filed the Articles of Incorporation. Exhibit 3.1

22.
We note your response to our prior comment 28 and reissue. Please revise the opinion to correctly reflect that 990,000 shares of common stock instead of 99,000 shares of common stock are being sold by the selling shareholders.

This has been corrected.

Exhibit 10.1

23.
We note your response to our prior comment 30 and reissue. Please refile Exhibit 10.1 and include "Schedule D" as referred to in paragraph A of the Recitals on page 1 of the Asset Purchase Agreement between you and Lux Digital Pictures GmbH.

 We previously filed this as private. We are hereby making a "Confidential Treatment Request" per Rule 83. We will fax the request as well.

24.
Please also refile Exhibit 10.1 and Exhibit 10.7 so that the agreement between Lux Digital Pictures GmbH and Showcase Entertainment, Inc., which is included as Schedule B to Exhibit 10.1, includes all the text which has been cut-off by the right margin of the agreement.

    This has been included. Exhibit 10.6

25.	We note your response to prior comment 10. The agreement refers to Exhibits A and C on page 9. We could not locate these exhibits. Please refile Exhibit 10.6 to include Exhibits A and C.

This was a boiler plate exhibit. Exhibit A does not actually exist. Exhibit C has been filed.

Ms. Rolaine Bancroft, SEC
RE: Lux Digital Pictures, Inc.

March 16, 2009

Accountants' Consent

26.	Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

A currently dated consent is provided.

You may send any correspondence to 951-602-6049. Please do let us know when we may submit an acceleration letter.

Thank you.
Sincerely,

/s/
Jillian Ivey Sidoti

Attorney for Lux Digital Pictures, Inc.